Exhibit 99.1

SOLAI Completes Acquisition of 51% Stake in NEURALAND

AKRON, Ohio, June 2, 2026 /PRNewswire/ — SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced that it has completed its previously announced acquisition of a 51% equity stake in NEURALAND PTE. LTD. (“NEURALAND”), a Singapore-incorporated company specializing in the design and manufacture of personal AI nodes. To complete the acquisition, the Company has issued an aggregate of 1,162,025,300 newly issued Class A ordinary shares, par value US$0.00005 per share, of the Company (the “Company Exchange Shares”), valued at US$0.0079 per share, corresponding to US$0.79 per American Depositary Share (“ADS”) (based on the current ADS ratio of one hundred (100) Class A ordinary shares per ADS), representing a total consideration of approximately US$9.18 million to AIPICO Global Limited (the “Selling Shareholder”); and the Selling Shareholder has transferred 51% of NEURALAND’s issued and outstanding shares to the Company.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Company Exchange Shares, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company Exchange Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and were issued only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

About NEURALAND PTE. LTD.

NEURALAND PTE. LTD. is a Singapore-incorporated company specializing in the design and manufacture of personal AI nodes, encompassing both proprietary hardware and software solutions. Founded by a group with deep roots in blockchain hardware and semiconductor innovation. NEURALAND is built on a track record of solving complex, large-scale technical challenges and brings proven large-scale deployment expertise to the emerging personal AI computing market.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com